

03052031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 05 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maple Arbitrage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place 26th Floor

(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kirby **(201) 369-3000**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder
of Maple Arbitrage, Inc.

We have audited the statement of financial condition of Maple Arbitrage, Inc. (the "Company") as of September 30, 2002 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maple Arbitrage, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

November 15, 2002

Maple Arbitrage, Inc.

Statement of Financial Condition

September 30, 2002

Assets	
Dividends receivable	$ 828,092
Due from Maple Securities U.S.A. Inc.	1,421,749
Investment in Maple Partners America, Inc.	19,065,000
Investment in Maple Securities U.S.A. Inc.	100,000
Income tax receivable	97,643
Total assets	$ 21,512,484
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 47,372
Income taxes payable	5,768
Total liabilities	53,140
Shareholder's equity:	
Common stock, no par value; 1,000 shares authorized, 101 shares issued and outstanding	18,750,000
Retained earnings	2,709,344
Total shareholder's equity	21,459,344
Total liabilities and shareholder's equity	$ 21,512,484

See notes to financial statements.

Maple Arbitrage, Inc.

Notes to Financial Statements

September 30, 2002

1. Organization

Maple Arbitrage, Inc. (the "Company") is incorporated in the state of Delaware, is a registered broker–dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company engages in proprietary securities trading for its own account, which includes index, statistical, and convertible arbitrage together with volatility trading.

The Company is a wholly-owned subsidiary of Maple Bank GmbH.

2. Significant Accounting Policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates.

On October 1, 2001, the Company adjusted beginning retained earnings to reflect dividends of $304,383 (net of tax) earned on proprietary trading positions held during the fiscal year ended September 30, 2001. The adjustment of this error is reflected in the statement of changes in shareholder's equity.

Securities transactions and related income and expenses are recorded on a trade–date basis. Securities owned and securities sold, but not yet purchased are stated at fair value, with related changes in unrealized appreciation and depreciation reflected in net trading gains and losses on the statement of operations. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

The Company includes in net trading gains and losses, net income from proprietary trading. At September 30, 2002 the Company did not have any securities owned or securities sold, but not yet purchased.

Investments in Maple Partners America, Inc. and Maple Securities U.S.A. Inc. represent investments in the preferred stock of these entities and are recorded on the statement of financial condition at their liquidation values, which approximates fair value.

3. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the Basic method under Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At September 30, 2002, the Company had regulatory net capital of $1,368,201, which was $1,268,201 in excess of its required net capital of $100,000. Aggregate indebtedness, at September 30, 2002, was $53,140 resulting in a percentage of aggregate indebtedness to net capital of 4.19%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the Securities and Exchange Commission and other regulatory bodies.

4. Related Party Transactions

The Company has a joint-back office arrangement (the "JBO Arrangement") with Maple Securities U.S.A. Inc. ("MSUSA") whereby MSUSA processes and clears transactions for the Company. In conjunction with this JBO Arrangement, the Company owns 100 shares of series A, 5% preferred stock, par value $1, liquidation preference $1,000 per share of MSUSA, reflected as investment in MSUSA on the statement of financial condition. During the year, the Company earned dividend income of $5,000, reflected as investment income on the statement of operations.

At September 30, 2002, the Company owned 3,813 non-voting shares of series A, 5% preferred stock, no par value, liquidation preference $5,000 per share of Maple Partners America Inc. ("MPAI") reflected as investment in MPAI on the statement of financial condition.

At September 30, 2002, dividends receivable from the Company's investments in MPAI and MSUSA total $814,349 and $13,743, respectively, and are recorded on the statement of financial condition.

At September 30, 2002, the Company maintained a balance of $1,421,749 with its clearing broker MSUSA, included in due from MSUSA on the statement of financial condition. As stipulated by the JBO Arrangement, the Company must maintain a minimum 'net liquidating equity' balance of $1,000,000.

4. Related Party Transactions (continued)

During the year, the Company incurred administrative fees of $9,705 related to services provided by a related party, which are included in general and administrative expenses on the statement of operations.

5. Income Taxes

The Company's income tax benefit for the year ended September 30, 2002 consists of the following:

Current:	
Federal	$ -
State	(5,768)
	(5,768)
Deferred:	
Federal	30,392
State	15,775
	46,167
Total	$ 40,399

The income tax benefit (expense) differs from that computed by using the statutory Federal income tax rate primarily due to the effect of the prior period adjustment and state income taxes. As of September 30, 2002, the Company has recorded an income tax receivable balance of $97,643 related to Federal income taxes and an income tax payable balance of $5,768 related to state income taxes on the statement of financial condition. At September 30, 2002, there were no significant deferred tax items.

6. Commitments and Contingent Liabilities

The Company may be involved in litigation arising in the normal course of business. At September 30, 2002, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.